Exhibit 99.1

Foresight Launches Six Advanced Stereoscopic Sensor Kits to Revolutionize Industrial and Automotive 3D Perception

Foresight’s new sensor kit portfolio, designed for serial production, empowers developers and manufacturers across diverse sectors, including automated special purpose vehicles, warehouse and logistics automation, drones, unmanned aerial vehicles, aviation, and autonomous vehicle applications.

Ness Ziona, Israel – November 12, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced the launch of its advanced sensor kit portfolio: ScaleCam™ Vision, ScaleCam™ Thermal, and QuadSight® in various configurations. These cutting-edge sensor kits are engineered to enhance perception capabilities, meeting the stringent requirements for applications in industrial automation and autonomous mobility. We believe that this expansion of Foresight’s solution portfolio, that includes both proprietary software and hardware sensor kits, strengthens the Company’s role as a key player in the field of advanced perception technology.

ScaleCam Vision utilizes Foresight’s advanced technology to convert accurate depth maps into high-resolution 3D point clouds on the visible spectrum and provide superior visibility and durability. ScaleCam Thermal excels in adverse weather and lighting conditions by detecting heat signatures. This capability ensures reliable performance in fog, darkness, and heavy rain. QuadSight combines visible-light and thermal infrared imaging and offers a non-emitting, cost-effective solution ideal for autonomous vehicle applications.

We believe that this portfolio offers developers unique opportunities for rapid prototyping, testing, and implementation, making it suitable for both development and serial production phases. Foresight’s advanced stereovision technology provides developers with high-resolution 3D mapping and per-pixel data essential for obstacle detection and terrain analysis, dramatically reducing the development time for applications in heavy machinery, agriculture, logistics, automated special purpose vehicles, warehouse automation, drones, unmanned aerial vehicles, aviation, and advanced driver assistance systems.

“We are focused on more than just launching new products; we are providing developers with the tools to accelerate innovation in autonomous technology,” said Haim Siboni, Chief Executive Officer at Foresight. “These sensor kits will enable our customers to push the boundaries of what is possible in perception systems, ultimately leading to safer and more efficient autonomous solutions across multiple industries.”

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential benefits of its products and technologies, the belief that the expansion of its solution portfolio strengthens its role as a key player in the field of advanced perception technology, the belief that this portfolio offers developers unique opportunities for rapid prototyping, testing, and implementation, making it suitable for both development and serial production phases, and the belief that these sensor kits will enable its customers to push the boundaries of what is possible in perception systems, ultimately leading to safer and more efficient autonomous solutions across multiple industries. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654